New Energy Technologies, Inc.

3905 National Drive

Suite 110

Burtonsville, Maryland 20866

By Edgar

May 20, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: Pamela Long, Assistant Director

Mail Stop 4631

Re:       New Energy Technologies, Inc.—Response to May 13, 2010 Comment Letter to Pre Effective Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-162417) Filed on  October 9, 2009 (the “Registration Statement”).

Dear Sir:

I am authorized by New Energy Technologies, Inc (the “Company”) to submit the following responses on its behalf to your letter of May 13, 2010  (the “May 13th  Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the Registration Statement on Form S-1. The numbered responses are keyed sequentially to the numbered paragraphs in the May 13th Letter.

A Pre-Effective Amendment No. 5 to the Registration Statement (“Amendment No.5”) addressing the Staff’s comments as set forth in the May 13th Letter has been simultaneously filed with the Securities and Exchange Commission. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Amendment No.5.

1.         Selling Stockholders.

            Footnote 10 appears to be unchanged since Amendment No. 2.  However, we have added additional explanatory language to enhance the disclosure as noted in your comments.

2.         Index to Consolidated Financial Statements.

            The February 28, 2010 unaudited financial statements have been inserted in lieu of the November 30, 2009.

3.         Index to Exhibits.

            Please note that Exhibit 10.5 is the subject of a CTR issued on November 25, 2008; an unredacted copy of Exhibit 10.6 has been annexed to the Amendment No. 5. Each of Exhibits 10.3, 10.4 and 10.5 have been marked (in the Index to Exhibits) to note that confidential treatment has been granted.

Thank you for your assistance.

Very truly yours

New Energy Technologies, Inc.

By: /s/ Meetesh Patel

Name: Meetesh Patel

Title:    President and Chief Executive Officer

cc.        Joseph Sierchio, Esq.